October 13, 2006



United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, D.C. 20549

Attention:  Ms.  Linda Cvrkel

                 Re:  DryShips Inc.
                      Form 20-F/A for the year ended December 31, 2005
                      Filed May 11, 2006
                      File No. 000-51141
                      ----------------------------------------------------------

Dear Ms. Cvrkel:

On behalf of DryShips Inc. (the "Company"), we thank you for the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005 ("Form 20-F") of the Company, filed on May 11, 2006, as provided in a letter to Christopher J. Thomas, the Company's former Chief Financial Officer, dated September 20, 2006.

This letter sets forth the Company's responses to the Staff's comments. For your convenience, the Staff's comments have been restated in their entirety, with the responses to each comment set forth immediately under the comment.

1.   Operations and Financial review and Prospects
     Factors Affecting our Results of Operation

Comment:
We note the disclosure of the key performance indicators calendar days, voyage days, fleet utilization and spot charter rates. Please revise future filings to expand your disclosures to provide a quantitative analysis of how the company is performing against these measures and include details on the scales used to determine the company's performance using these measures. Furthermore, please include information about the quality of and the potential variability of, the Company's earnings and cash flows, so that investors can ascertain the likelihood that past performance is indicative of future performance. Refer to SEC Release No. 33-8350.

Response:
Your comments have been duly noted and will be implemented in future filings.

2.   Notes to Consolidated Financial Statements
     Note 2. Summary of Significant Accounting Policies
     Significant Accounting Policies
     (e) Foreign currency translation

Comment:
We note your disclosure that gains and losses resulting from the translation of assets and liabilities at the balance sheet date are recorded in general and administrative expenses. Please provide further details on the nature of these translation gains and losses, as it appears as though these amounts should be recorded as a component of accumulated other comprehensive income. As part of your response; please clarify whether these amounts are translation adjustments or transaction gains and losses. Refer to SFAS 52, paragraphs 13 through 15.

Response:
The U.S. Dollar is the Company's, and each of its subsidiaries', functional and reporting currency. As such, there are no translation adjustments to be recognized in other comprehensive income in accordance with SFAS 52, paragraph
13. The Company, in the ordinary course of conducting its business, executes transactions denominated in currencies other than the U.S. Dollar such as payroll, supplies acquisition and office space lease. All such transactions denominated in a foreign currency (being fixed in terms of the amount of foreign currency that will be paid) give rise to transaction gains and losses recognized in income based on the change in exchange rates between the U.S. Dollar and the foreign currency upon settlement of the transaction, or at a balance sheet date, if earlier, in accordance with SFAS 52, paragraph 15. All foreign currency translation amounts recognized in the Company's financial statements represent realized and unrealized transaction gains and losses and, due to the nature of the Company's and its subsidiaries' functional and reporting currencies being the U.S. Dollar, there are no translation adjustments to be recognized in accumulated other comprehensive income.

3.   (i) Insurance claims

Comment:
Please explain why you believe it is appropriate to reflect a receivable in your financial statements for insurance claims recoveries. As part of your response, please explain why you do not believe this amount represents a gain contingency pursuant to paragraph 17 SFAS No. 5 which should not be recognized in your financial statements until realized. Please explain in detail why you believe the collection of this claim is probable and tell us the amount of such receivables. Also, explain how the amount recognized for this claim was classified in your statement of operations. We may have further comment upon receipt of your response.

Response:
The Company, following the guidance in paragraph 17 of SFAS No. 5 and paragraph 3 of FIN 30, records an insurance claim receivable when the recovery of such amount is probable.

Insurance claims receivable recorded in the Company's balance sheets relate primarily to the recovery of crew medical expenses and to a lesser extent, expenses for the repair of vessel damages. The Company has insurance policies that cover crew medical expenses; claims are submitted to the insurance company when an incurred crew medical expense is covered under the insurance policy and are recorded only if their collection is probable. The Company has insurance policies that cover vessel damages; if vessel damage is reported the insurance provider will employ a loss adjuster, who will provide a written report, assessing the damage incurred by the vessel and estimating the amount of the loss. The Company will record an insurance claim receivable net of deductible for such vessel damage if it is probable that it will recover from the insurance company.

As of December 31, 2005, the Company has recorded insurance claims receivable amounting to $107,000 for those claims whose recovery is deemed probable. The Company believes that the recovery of such amounts is probable based on reviewing the terms of the insurance policies and past experience with similar claims, correspondence with insurance companies and loss adjuster reports, where applicable.

The insurance claim is recorded in the statement of income against vessel operating expenses.

4.   (p) Accounting for revenue and related expenses

Comment:
We note the disclosure indicating that voyage related expenses and vessel operating expenses are accounted for on the accrual basis. Please explain in further detail how you recognize voyage related and vessel operating expenses in your financial statements. As part of your response, please explain how the treatment used complies with the guidance outlined in EITF 91-9.

Response:
The Company recognizes voyage expenses and vessel operating expenses as incurred. The Company believes the above accounting treatment is in accordance with the guidance outlined in EITF 91-9 method 5, and will be revising the disclosure in the significant accounting policies in future filings to clarify this accounting treatment as follows: "Voyage related and vessel operating costs are expensed as incurred".

5.   Note 7. Long-term debt

Comment:
We note the refinancing of loans (a), (b) and (d) into loan (e) and the restructuring of loan (c) into loan (f). It appears as though the refinancing was not accounted for as a debt extinguishment. Based on the disclosures provided in Note 7, which indicate that the Company had $318.2 million outstanding under the new credit facilities versus the $114.9 million borrowed under its previous facilities, we are unclear as to why the refinancing was not accounted for as a debt extinguishment since it appears that cash flows under the terms of the old and new credit facilities differed by more than 10%. Please advise, fully describing the accounting treatment applied. Refer to the guidance in EITF 96-19.

Response:
The Company has accounted for the refinancing of loans (a), (b), (c) and (d) as debt extinguishments in accordance with FAS 140. The Company considered the guidance in EITF 96-19 and determined that since the new loans were obtained from different financial institutions than the original loans and since the cash flows under the terms of the old and new credit facilities differed by more than 10%, the Company believes that these facilities qualify as being substantially different in accordance with the guidance in EITF 96-19. Such transactions are considered as debt extinguishments since the Company paid the financial institutions in cash, was relieved of its obligation for the liabilities and was legally released from being the primary obligor under the liabilities with the banks. There were no gains or losses on debt extinguishment due to the write-off of unamortized premiums or discounts on the loans as no such premiums or discounts existed on the debt. The Company did not pay any fees to the financial institutions with whom the extinguished loans were drawn as part of the debt extinguishment transactions. The Company incurred $0.4 million in legal fees with third parties directly related to the transaction which, in accordance with EITF 96-19, were associated with the new debt instruments, are classified as a contra to debt, and are being amortized through interest and finance costs over the terms of the new loans using the interest method in a manner similar to debt issue costs. Upon debt extinguishment, the unamortized loan financing fees associated with the extinguished loans, amounting to $0.3 million and classified as a contra to debt prior to debt extinguishment, were written off through interest and finance costs in the income statement. No other gain or loss was incurred as a result of early extinguishment of debt. Fees associated with the new loans, paid by the Company to the financial institutions providing the new credit facilities, amounted to $1.8 million were capitalized as a contra to debt and are being amortized over the terms of the new loans using the interest method.

6.   Note 12. Bunkers

Comment:
Please explain in further detail how the purchase and sale of bunkers on board with respect to vessels operating under time charter agreements is generating "gains" which are reflected in the Company's result of operations. As part of your response, please tell us the total amount of bunker purchases and sales that resulted in the net gains during the various periods reflected in the Company's financial statements. We may have further comment upon review of your response.

Response:
The Company historically charters dry bulk carriers to customers primarily pursuant to time charter agreements ("TCA"). A TCA involves the hiring of a vessel from its owner for a period of time pursuant to a contract under which the vessel owner places its vessel (including its crew and equipment) at the disposal of the charterer. Under the TCA the charterer periodically pays a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers and port and canal charges incurred during the course of the TCA. In a TCA, the charterer purchases from the Company the bunkers carried in inventory and which are on board the vessel at the time the vessel is delivered to the charterer, at a price provided for in the TCA which approximates fair value. When the charterer returns the vessel, the Company repurchases the remaining bunkers at the contracted price, which is either fair value or the price that was paid at the outset of the charter. A gain will result when the amount bunkers are sold for is greater than the inventory carrying value.

Below you will find the total amount of bunker purchases and sales that resulted in the net gains during the various periods reflected in the Company's financial statements:

Period                                   Proceeds     Purchases      Net gains
                                        -----------  ------------   ------------
                                          (in thousands of U.S. Dollars)

Year ended October 31, 2003                3,579        3,207            372
Year ended October 31, 2004                5,108        4,218            890
Two-month period ended
   December 31, 2004                         453          436             17
Year ended December 31, 2005              23,898       20,451          3,447


The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your attention to the Company's reports. If you have any additional comments or questions, please contact the undersigned at (212) 574-1223 or Robert E. Lustrin at (212) 574-1420.

Very truly yours,

SEWARD & KISSEL LLP



By: /s/Gary J. Wolfe
    -----------------------------
    Gary J. Wolfe




SK 23113 0002 711568